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                              July 27, 2023

       Frank Sorrentino
       Chief Executive Officer
       ConnectOne Bancorp, Inc.
       301 Sylvan Avenue
       Englewood Cliffs, New Jersey 07632

                                                        Re: ConnectOne Bancorp,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 13,
2023
                                                            File No. 001-40751

       Dear Frank Sorrentino:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A Filed April 13, 2023

       Pay Versus Performance Table for 2022, page 43

   1. We note that you have labeled multiple columns as "(e)" in your pay versus performance table. Please ensure
that you sequentially label the columns.
   2. We note that you have included Core Return on Average Assets, a non-GAAP measure, as your Company-Selected
Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please ensure that you provide
disclosure showing how this number is calculated from your
                                                        audited financial
statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a
different part of the definitive proxy statement, you may satisfy the disclosure requirement
by a cross-reference thereto; however, incorporation by reference to a separate filing
will not satisfy this disclosure requirement.
   3. It appears that you have not provided the relationship disclosures required by Regulation
                                                        S-K Item 402(v)(5).
Please ensure that you provide this required disclosure in its entirety.
                                                        Although you may
provide this information graphically, narratively, or a combination of the two, this
disclosure must be separate from the pay versus performance table required by Regulation S-K Item
402(v)(1) and must provide a clear description of each separate relationship indicated
in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state
that no relationship exists, even if a particular measure is not used in setting compensation.
 Frank Sorrentino
ConnectOne Bancorp, Inc.
July 27, 2023
Page 2

       Please contact Alexandra Barone at 202-551-8816 or Charlie Guidry at 202-551-3621
with any questions.



                                                        Sincerely,
FirstName LastNameFrank Sorrentino
                                                        Division of Corporation
Finance
Comapany NameConnectOne Bancorp, Inc.
                                                        Disclosure Review
Program
July 27, 2023 Page 2
cc:       Robert A. Schwartz
FirstName LastName